Exhibit 99.4

October 16, 2018

Electra Meccanica SOLO Successfully Completes Canadian Side-Crush Testing

The All-Electric SOLO Notably Exceeded Canadian Testing Standards, Having Withstood 20,617 lb in Side-Crush Testing, as Compared to the Required Minimum of 2,977 lb

VANCOUVER, British Columbia, Oct. 16, 2018 (GLOBE NEWSWIRE) — Electra Meccanica Vehicles Corp. (NASDAQ: SOLO) (“Electra Meccanica” or the “Company”), a designer and manufacturer of electric vehicles, today announced that its single-passenger SOLO electric vehicle successfully completed side-crush testing in Canada, a key step towards receiving authorization from Transport Canada to affix the National Safety Mark to the SOLO.

In the successful side-crush tests conducted by PMG Testing Labs in Quebec, the SOLO withstood 20,617 lb of force applied to the vehicle door, as compared to the 2,977 lb required minimum.

“I am proud to announce such incredibly positive results from the SOLO’s side-crush testing as part of the Canadian certification process,” said Jerry Kroll, CEO and Founder of Electra Meccanica. “Our team has been working diligently to ensure that the SOLO is as safe as possible, as we view the safety of our customers as our top priority. We believe these positive test results stand as a testament to the high engineering standards that we hold ourselves to. I look forward to providing our shareholders with further updates on these initiatives as appropriate,” concluded Kroll.

About Electra Meccanica Vehicles Corp.

Electra Meccanica is a designer and manufacturer of electric vehicles. The Company builds the innovative, all-electric SOLO, a single passenger vehicle developed to revolutionize the way people commute, and is developing the Tofino, an elegant high-performance two seater electric roadster sports car. Both vehicles are designed for the ultimate driving experience while making your commute more efficient, cost-effective and environmentally friendly.

Intermeccanica, a subsidiary of Electra Meccanica, has successfully been building high-end specialty cars for 59 years. The Electra Meccanica family aims to deliver next generation affordable electric vehicles to the masses.

For more information, visit www.electrameccanica.com.

Forward Looking Statements

Some of the statements contained in this press release are forward-looking statements and information within the meaning of applicable securities laws. Forward-looking statements and information can be identified by the use of words such as “expects”, “intends”, “is expected”, “potential”, “suggests” or variations of such words or phrases, or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements and information are not historical facts and are subject to a number of risks and uncertainties beyond the Company’s control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements, except as may be required by law.

Media Contact:

Sean Mahoney

(310) 867-0670

sean@ElectraMeccanica.com

Investor Relations:

Greg Falesnik

Managing Director

MZ Group - MZ North America

(949) 385-6449

greg.falesnik@mzgroup.us

www.mzgroup.us

Source: Electra Meccanica Vehicle Corp